UNITED STATES
		    SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549

			      SCHEDULE 13D
		 Under the Securities Exchange Act of 1934
			    (Amendment No. 3)*


			BluePhoenix Solutions, Ltd.
			     (Name of Issuer)

		Ordinary Shares, par value NIS $0.04 per share
			(Title of Class of Securities)

				 M20157109
			       (CUSIP Number)


			    Alexander B. Washburn
		     c/o Columbia Pacific Advisors, LLC
		    1910 Fairview Avenue East, Suite 500
			 Seattle, Washington 98102
	 (Name, Address and Telephone Number of Person Authorized to
		     Receive Notices and Communications)



				 August 31, 2012
	    (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











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Cusip No. 	M20157109	  Schedule 13-D			   Page 2 of 11


1.	Names of Reporting Persons
	Columbia Pacific Opportunity Fund, L.P.  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				3,364,911 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				3,364,911 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	3,364,911  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	32.88%  (3)

14.	Type of Reporting Person
		PN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,364,911 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,233,285 Ordinary Shares outstanding: (a) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; plus (b) 3,350,534 Shares from the Three Shareholders conversions of the Loan from the Amended Loan Agreement; and (c) 218,742 Shares from the Reporting Persons' and Prescott Capital's conversions of their portion of the Bridge Loan Agreement.
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Cusip No. 	M20157109	  Schedule 13-D			   Page 3 of 11


1.	Names of Reporting Persons
	Columbia Pacific Advisors, LLC  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				3,364,911 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				3,364,911 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	3,364,911  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	32.88%  (3)

14.	Type of Reporting Person
               IA


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,364,911 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,233,285 Ordinary Shares outstanding: (a) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; plus (b) 3,350,534 Shares from the Three Shareholders conversions of the Loan from the Amended Loan Agreement; and (c) 218,742 Shares from the Reporting Persons' and Prescott Capital's conversions of their portion of the Bridge Loan Agreement.
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Cusip No. 	M20157109	  Schedule 13-D			   Page 4 of 11


1.	Names of Reporting Persons
	Alexander B. Washburn  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				3,364,911 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				3,364,911 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	3,364,911  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	32.88%  (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,364,911 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,233,285 Ordinary Shares outstanding: (a) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; plus (b) 3,350,534 Shares from the Three Shareholders conversions of the Loan from the Amended Loan Agreement; and (c) 218,742 Shares from the Reporting Persons' and Prescott Capital's conversions of their portion of the Bridge Loan Agreement.
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Cusip No. 	M20157109	  Schedule 13-D			   Page 5 of 11


1.	Names of Reporting Persons
	Daniel R. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				3,364,911 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				3,364,911 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	3,364,911  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	32.88%  (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,364,911 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,233,285 Ordinary Shares outstanding: (a) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; plus (b) 3,350,534 Shares from the Three Shareholders conversions of the Loan from the Amended Loan Agreement; and (c) 218,742 Shares from the Reporting Persons' and Prescott Capital's conversions of their portion of the Bridge Loan Agreement.
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Cusip No. 	M20157109	  Schedule 13-D			   Page 6 of 11


1.	Names of Reporting Persons
	Stanley L. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				3,364,911 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				3,364,911 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	3,364,911  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	32.88%  (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,364,911 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,233,285 Ordinary Shares outstanding: (a) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; plus (b) 3,350,534 Shares from the Three Shareholders conversions of the Loan from the Amended Loan Agreement; and (c) 218,742 Shares from the Reporting Persons' and Prescott Capital's conversions of their portion of the Bridge Loan Agreement.
--------------------------------------------------------------------------------
Cusip No. 	M20157109	  Schedule 13-D			   Page 7 of 11


1.	Names of Reporting Persons
	Brandon D. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				3,364,911 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				3,364,911 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	3,364,911  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	32.88%  (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,364,911 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,233,285 Ordinary Shares outstanding: (a) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; plus (b) 3,350,534 Shares from the Three Shareholders conversions of the Loan from the Amended Loan Agreement; and (c) 218,742 Shares from the Reporting Persons' and Prescott Capital's conversions of their portion of the Bridge Loan Agreement.
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Cusip No. 	M20157109	  Schedule 13-D			   Page 8 of 11

				EXPLANATORY NOTE


       This Amendment No. 3 amends the Schedule 13D filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Fund"), Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, Stanley L. Baty, a U.S. citizen, and Brandon D. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on May 7, 2012; as amended on June 20, 2012 and July 9, 2012 with respect to the Ordinary Shares, par value NIS $0.04 per share (the "Ordinary Shares"), of BluePhoenix Solutions, Ltd., an Israel corporation (the "Company").

       Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. The Shares reported herein are held in the portfolio of the Fund.

       Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.

       This Amendment: (a) reports the acquisition of additional Shares through September 12, 2012; (b) includes the Shares into which the Reporting Persons' converted their portion of the 2011 Loan pursuant to the previously disclosed Amended Loan Agreement; and (c) includes the Shares into which the Reporting Persons' converted their portion of the Bridge Loan pursuant to the previously disclosed Bridge Loan Agreement.


Item 3.		Source and Amount of Funds or Other Consideration

      The response set forth in Item 3 of the Schedule 13D is hereby replaced in its entirety by the following:

	a) 45,360 Shares were acquired in connection with an Assignment Agreement with the Issuer as previously described in Item 6(a) of our initial
	   Schedule 13D filed on May 7, 2012 and in the Issuer's Form 20-F filed on April 17, 2012.
	b) On August 31, 2012 the Reporting Persons' converted their portion of the $5,100,000 loan plus accrued interest pursuant to the Amended Loan Agreement into 1,117,429 Shares.
	c) On September 11, 2012 the Reporting Persons' converted their portion of the $500,000 Bridge Loan Agreement plus accrued interest into 109,116 Shares.
	d) The funds used for the acquisition of the remaining Shares came from the Fund's working capital.


Item 4.		Purpose of Transaction

      The response set forth in Item 4 of the Schedule 13D is hereby replaced in its entirety by the following:

      The Reporting Persons acquired the Shares for passive investment purposes. The Reporting Persons will monitor developments at the Company on a continuing basis, and may communicate with members of management and the Board of Directors of the Company and other shareholders.

      Also, refer to Item 6 for a description of the Reporting Persons' conversion of their portions of the Amended Loan Agreement and the Bridge Loan Agreement.
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Cusip No. 	M20157109	  Schedule 13-D			   Page 9 of 11


Item 5.		Interest in Securities of the Company

	The responses set forth in Items 5(a) - (c) of the Schedule 13D are hereby replaced in their entirety by the following:

	(a) As of September 12, 2012, the Reporting Persons may be deemed to beneficially own an aggregate of 3,364,911 Shares, which constitutes 32.88% of the 10,233,285 Shares outstanding, based on (i) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; (ii) 3,350,534 Shares from the three parties conversion of the note from the Amended Loan Agreement; and (iii) 218,742 Shares from the Reporting Persons' and Prescott Capital's conversion of their portions of the Bridge Loan Agreement.

	(b) See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares and percentage of Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose
or to direct the disposition.   Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr.
B. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. The Shares reported herein are held in the portfolio of the Fund. Each of the Reporting Persons disclaims beneficial ownership over the securities reported herein except to the extent of such Reporting Persons' pecuniary interest therein.

	(c) The trading dates, number of shares purchased and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons on behalf of the Fund were all effected in unsolicited broker transactions in the open-market as set forth in Exhibit A. Also, refer to Item 6 for a description of the Reporting Persons acquisition of 1,226,545 Shares on conversion of their portions of the Amended Loan Agreement and the Bridge Loan Agreement.


Item 6.		Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Company

The response set forth in Item 6 of the Schedule 13D is hereby replaced in its entirety by the following:

	On August 31, 2012, the Reporting Persons exercised the option granted to them under the Amended Loan Agreement to convert their portion of the $5,000,000 2011 Loan and accrued interest into Shares. Pursuant to this exercise the Reporting Persons acquired, in aggregate, an additional 1,117,429 Shares.

	On September 11, 2012 the Reporting Persons converted their portion of the $500,000 Bridge Loan Agreement plus accrued interest into Shares. Pursuant to this exercise the Reporting Persons acquired, in aggregate, an additional 109,116 Shares.

	Other than as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



Item 7.	Material to Be Filed as Exhibits

Exhibit A: Schedule of Transactions in the Ordinary Shares by the Fund during the past 60 days.

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Cusip No. 	M20157109	  Schedule 13-D			  Page  10 of 11



				SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  September 12, 2012	COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.


				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member of
				Columbia Pacific Advisors, LLC, its
				general partner



Dated:  September 12, 2012	COLUMBIA PACIFIC ADVISORS, LLC


				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member



Dated:  September 12, 2012	/s/ Alexander B. Washburn
				Alexander B. Washburn



Dated:  September 12, 2012	/s/ Daniel R. Baty
				Daniel R. Baty



Dated:  September 12, 2012	/s/ Stanley L. Baty
				Stanley L. Baty



Dated:  September 12, 2012	/s/ Brandon D. Baty
				Brandon D. Baty









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Cusip No. 	M20157109	  Schedule 13-D			  Page 11 of 11


				Exhibit A

TRANSACTIONS IN THE ORDINARY SHARES BY THE FUND DURING THE PAST 60 DAYS

  Date		Transaction	Shares		Price
07/16/2012		BUY	 2,500		3.0632
07/17/2012		BUY	 6,094		3.0069
07/18/2012		BUY	 1,913		2.9397
07/19/2012		SELL	 1,186		3.0159
07/20/2012		BUY	 2,869		3.145
07/23/2012		SELL	 1,200		3.10
07/24/2012		BUY	10,125		3.1773
07/25/2012		BUY	 7,843		3.2166
07/26/2012		BUY	13,402		3.3221
07/27/2012		BUY	28,166		3.4393
07/30/2012		BUY	 5,900		3.5215
07/31/2012		BUY	21,269		3.4518
08/01/2012		BUY	   400		3.4125
08/02/2012		BUY	13,600		3.2683
08/03/2012		BUY	10,543		3.5148
08/06/2012		BUY	22,725		3.479
08/07/2012		BUY	16,200		3.5619
08/08/2012		BUY	 5,300		3.5085
08/09/2012		BUY	   600		3.5317
08/10/2012		BUY	 3,800		3.5121
08/13/2012		BUY	 6,865		3.4851
08/14/2012		BUY	 8,700		3.4335
08/15/2012		BUY	 2,800		3.3686
08/16/2012		BUY	 5,389		3.4134
08/17/2012		BUY	   900		3.3978
08/21/2012		BUY	 3,800		3.2879
08/22/2012		BUY	 5,000		3.3126
08/23/2012		BUY	 2,500		3.3586
08/24/2012		BUY	 9,456		3.3939
08/27/2012		BUY	 2,900		3.4572
08/28/2012		BUY	 6,907		3.4213
08/29/2012		BUY	 1,300		3.3831
08/30/2012		BUY	 1,000		3.295
08/31/2012		BUY	 5,248		3.2707
09/04/2012		BUY	 2,675		3.2089
09/05/2012		BUY	 6,712		3.2428
09/06/2012		BUY	16,300		3.2805
09/07/2012		BUY	43,302		2.9365
09/10/2012		BUY	14,490		2.8902
09/11/2012		BUY	 3,005		3.2796
09/12/2012		BUY	 6,400		3.3642